Exhibit (a)(1)(B)
OFFER TO PURCHASE

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
200 EAST RANDOLPH DRIVE
CHICAGO, ILLINOIS 60601

OFFER TO PURCHASE UP TO $40 MILLION
OF SHARES OF OUTSTANDING CLASS M COMMON STOCK
AT $10.48 PER CLASS M SHARE,
WHICH IS THE AUGUST 25, 2014 CLASS M NET ASSET VALUE PER SHARE

THE EXPIRATION TIME OF THE OFFER IS 5:00 P.M. EASTERN TIME ON
WEDNESDAY, SEPTEMBER 24, 2014, UNLESS EXTENDED.

Dear Class M Stockholder:
Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal attached to this Offer to Purchase as Exhibit A (the “Letter of Transmittal”) up to $40 million (or approximately 3,816,794 shares) of the Company’s issued and outstanding shares of Class M common stock, par value $0.01 per share (“Shares”), at $10.48 per Share in cash, which equals the per share net asset value (“NAV”) of the Shares as of August 25, 2014. This Offer to Purchase and the Letter of Transmittal shall constitute the “Offer.”
Unless extended, the Offer will expire at 5:00 p.m. Eastern Time on Wednesday, September 24, 2014. You may tender all or a portion of your Shares.
Stockholders desiring to tender all or any portion of their Shares for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” below.
Neither the Company nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering his, her or its Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.
No person has been authorized to make any recommendation on behalf of the Company as to whether stockholders should tender their Shares. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Company. This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction nor upon the accuracy or adequacy of the information contained or incorporated by reference in this document. Any representation to the contrary is unlawful.
Questions, requests for assistance and requests for additional copies of the Offer may be directed to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Telephone (855) 652-0277, Attention: Stockholder Services.
August 26, 2014          JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

TABLE OF CONTENTS

		PAGE NUMBER
SUMMARY TERM SHEET		1

THE OFFER		5

1.	Price; Number of Shares; Expiration Time	5

2.	Procedures for Tendering Shares	5

3.	Amount of Tenders	6

4.	Withdrawal Rights	6

5.	Repurchase and Payment	6

6.	Calculation of NAV	7

7.	Historical Prices of Class M Shares	9

8.	Conditions of the Offer	9

9.	Purpose of the Offer	10

10.	Certain Effects of the Offer	10

11.	Source and Amount of Funds	11

12.	Certain Information About the Company	11

13.	Additional Information	15

14.	Certain Federal Income Tax Consequences	15

15.	Extension of Tender Period; Termination; Amendments	17

16.	Miscellaneous	17

SUMMARY TERM SHEET
Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Company” refer to Jones Lang LaSalle Income Property Trust, Inc.
We are providing this summary term sheet for your convenience. This summary term sheet highlights material terms of the Offer in question and answer format, but you should understand that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase, the related Letter of Transmittal and the documents incorporated herein by reference because they contain the full details of the Offer and important information about the Company. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.
Who is offering to purchase my Shares?
Jones Lang LaSalle Income Property Trust, Inc. is offering to purchase your Shares. We are a Maryland corporation and were incorporated on May 28, 2004. We were formed to acquire and manage a portfolio of real estate investments that is diversified both by property sector and geographic market.
On October 1, 2012, the Securities and Exchange Commission (the "SEC") initially declared effective our Registration Statement on Form S-11 (Commission File No. 333-177963) (the "Registration Statement") with respect to our continuous public offering of up to $3,000,000,000 in any combination of Class A and Class M shares of common stock (the "Initial Public Offering").

On June 18, 2014, we filed a registration statement on Form S-11 (Commission File No. 333-196886) with the SEC to register a public offering of up to $2,700,000,000 in any combination of shares of our Class A, Class M, Class A-I and Class M-I common stock (the “Follow-on Offering”).
We are currently engaged in a private offering of up to $400,000,000 in any combination of our Class A-I, Class M-I and Class D shares of common stock. Upon the SEC declaring effective the registration statement for our follow-on offering (described below), we will terminate the private offering for class A-I and M-I shares and our Initial Public Offering and commence the Follow-on Offering. We will reserve the right to terminate the Follow-on Offering at any time and to extend the Follow-on Offering term to the extent permissible under applicable law.
Why is the Company offering to purchase my Shares?
Our Shares are not, and are not expected to be, listed for trading on any securities exchange or over-the-counter market. The majority of stockholders owning Shares are not currently eligible for the Company’s regular ongoing Share Repurchase Plan and were last offered liquidity via a similar tender offer two years ago in August 2012. At that time the Company repurchased $26.8 million in shares at the then current NAV per Share of $9.76. This Offer is being conducted to provide Class M stockholders an alternative liquidity option at full current NAV per share in advance of their eligibility for the Company’s Share Repurchase Plan later this year beginning in October. The Share Repurchase Plan allows holders of shares of any of the Company’s five classes of common stock to have their shares repurchased on a daily basis at a price based on that day’s NAV per Share, subject to certain limitations. Our Share Repurchase Plan limits repurchases during any calendar quarter to shares with an aggregate value (based on the repurchase price per share on the day the repurchase is effected) of 5% of the combined NAV of all classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, we limit repurchases to approximately 20% of our total NAV. If the quarterly volume limitation is reached on or before the third business day of a calendar quarter, repurchase requests during the next quarter will be satisfied on a stockholder by stockholder basis, which we refer to as a “per stockholder allocation,” instead of a first-come, first-served basis. See “The Offer - Purpose of the Offer.”

How much Class M Common Stock will the Company purchase?
Subject to the terms and conditions of the Offer, we will either purchase up to $40 million of Shares (or approximately 3,816,794 Shares) or, if a lesser number of Shares is validly tendered, all Shares that are validly tendered and not withdrawn. If more than $40 million of Shares (or approximately 3,816,794 Shares) are tendered by stockholders in response to the Offer, we will in our sole discretion, either: (i) accept Shares tendered and not withdrawn on or before the expiration time for payment on a pro rata basis based on the aggregate NAV of the tendered Shares; or (ii) subject to available liquidity and board approval, extend the Offer and increase the number of Shares that we are offering to repurchase to an amount we believe is sufficient to accommodate all tendered Shares. See “The Offer-Price; Number of Shares; Expiration Time” and “The Offer-Repurchase and Payment.”
What will be the purchase price for the Shares?
We will pay $10.48 per Share in cash, which equals our NAV per Class M Share as of August 25, 2014. See “The Offer-Price; Number of Shares; Expiration Time” and “The Offer-Repurchase and Payment.”
The purchase price is subject to adjustment as described herein. If the daily NAV per Share declines below the purchase price indicated in the Schedule TO filed with the SEC on August 26, 2014 during the tender offer period, we will adjust the purchase price for Shares purchased in the tender offer to that lower price.  In the event of an adjustment to the purchase price, we will file an amendment to the Schedule TO, make a public announcement and, depending on timing, may need to extend the term of this Offer. See “The Offer-Price; Number of Shares; Expiration Time,” “The Offer-Repurchase and Payment,” and “The Offer-Extension of Tender Period; Termination; Amendments.”
If my Shares are currently eligible for repurchase under the Company’s Share Repurchase Plan, can I also tender them in this Offer?

If your Shares are currently eligible for repurchase under the Company’s Share Repurchase Plan, you can tender them in this Offer.  If you do tender your Shares in this Offer, any Shares not purchased through this Offer will then be eligible for submission for repurchase under the Share Repurchase Plan ten (10) business days after the close of this Offer. If you do not tender your Shares in this Offer, you will be able to submit your Shares for repurchase pursuant to the Share Repurchase Plan ten (10) business days after the close of this Offer. As soon as reasonably practicable after the end of each business day, we post on our website and make available on our toll-free, automated telephone line for our NAV per Shares. Pursuant to the terms of the Share Repurchase Plan, any request for repurchase may be withdrawn prior to the time that it has been processed by calling the Company at (855) 652-0277.
How do I tender my Shares?
If you would like us to purchase all or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) certified mail return receipt requested to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Attention: Stockholder Services. Please note that Letters of Transmittal delivered via facsimile, email, in-person, or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted.
Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before 5:00 p.m. Eastern Time, on Wednesday, September 24, 2014. To the extent you send your Letter of Transmittal by U.S. mail or you have not received confirmation of delivery prior to Wednesday, September 24, 2014, we suggest you contact us to confirm our receipt of your Letter of Transmittal by calling Stockholder Services at (855) 652-0277. See “The Offer-Procedures for Tendering Shares.”

When will I receive payment for my Shares?
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the expiration of the Offer. See “The Offer-Repurchase and Payment.”
Am I required to tender all of my Shares?
You may tender all of your Shares or a portion of your Shares defined as a specific dollar amount. You are able to tender your Shares regardless of when you first purchased your Shares. See “The Offer-Amount of Tenders.”
When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?
You may tender your Shares until the Offer expires. The Offer will expire at 5:00 p.m. Eastern Time, on Wednesday, September 24, 2014, unless we extend it. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. on the next business day after the previously scheduled expiration time. We cannot assure you that the Offer will be extended or, if extended, for how long. See “The Offer-Price; Number of Shares; Expiration Time” and “The Offer-Extension of Tender Period; Termination; Amendments.”
Will I have to pay any fees or commissions if I tender my Shares and they are repurchased by the Company?
No. See “The Offer-Miscellaneous.”
Will there be any tax consequences to me if I tender my Shares?
If your tendered Shares are accepted, you will be treated as either having sold or exchanged such Shares in a taxable transaction or, under certain circumstances, as a having received a distribution with respect to such Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares. See “The Offer-Certain Federal Income Tax Consequences.”
May I withdraw my tendered Shares?
You may withdraw your tendered Shares at any time prior to the Expiration Time. See “The Offer - Price; Number of Shares; Expiration Time.” To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this document as Exhibit B and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105 or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Attention: Stockholder Services. Please note that Withdrawal of Tender Letters delivered via facsimile, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you send your Withdrawal of Tender Letter via U.S. mail or you have not received confirmation of delivery prior to Wednesday, September 24, 2014, we suggest you contact us to confirm receipt of your Withdrawal of Tender Letter by calling Stockholder Services at (855) 652-0277. The Withdrawal of Tender Letter must be received before the Expiration Time. See “The Offer-Withdrawal Rights.”
How will the Company pay for the Shares?
We intend to use cash on hand to repurchase the tendered Shares; however, we may utilize a portion of our $40,000,000 revolving line of credit with Bank of America, N.A. to purchase some of the Shares. See “The Offer-Source and Amount of Funds.”

If I decide not to tender my Shares, how will the Offer affect my Shares?
If we repurchase Shares in the Offer, stockholders that do not tender their Shares will hold a higher proportionate interest in us than they otherwise would have if we did not conduct the offer. In addition, our aggregate assets will be reduced by the cash used to repurchase the tendered Shares. A reduction in our aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by us are relatively fixed and may not decrease if assets decline. See “The Offer-Certain Effects of the Offer.”
Are there conditions to the Offer?
Under certain circumstances, we may terminate or amend the Offer or postpone the acceptance of the Shares for payment. The Offer is not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offer have been met. See “The Offer-Conditions of the Offer” and “The Offer-Extension of Tender Period; Termination; Amendments.”
Who should I contact if I need more information?
Questions, requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal and any other documents should be directed to Jones Lang LaSalle Income Property Trust, Inc., Attn: Stockholder Services, P.O. Box 219165, Kansas City, Missouri 64121-9165, Telephone (855) 652-0277.

THE OFFER

1.	Price; Number of Shares; Expiration Time
Subject to the terms and conditions of the Offer, we will purchase up to $40 million (or approximately 3,816,794 Shares) of our issued and outstanding Class M common stock which are tendered and not withdrawn prior to 5:00 p.m. Eastern Time, on Wednesday, September 24, 2014 (such time and date being hereinafter called the “Initial Expiration Time”). We reserve the right to extend the Offer. See “The Offer-Extension of Tender Period; Termination; Amendments.” The later of the Initial Expiration Time or the latest time and date to which the Offer is extended is hereinafter called the “Expiration Time.” The purchase price of the Shares will be $10.48 per Share in cash, which equals our NAV per Class M share as of August 25, 2014.
The purchase price is subject to adjustment. If the daily NAV per Class M Share declines below the purchase price indicated in the Schedule TO filed with the SEC on August 26, 2014 during the tender offer period, we will adjust the purchase price for Shares purchased in the tender offer to that lower price.  In the event of an adjustment to the purchase price, we will file an amendment to the Schedule TO, make a public announcement and, depending on timing, may need to extend the term of this Offer. This will ensure that holders of Class M Shares will have an opportunity to either tender their Shares or withdraw their previously tendered Shares following the announcement of the adjusted purchase price.
The Offer is being made to all of our Class M stockholders and is not conditioned upon any minimum number of Shares being tendered. If more than $40 million of Shares are duly tendered prior to the Expiration Time, we will, in our sole discretion, either: (i) accept Shares tendered and not withdrawn on or before the Expiration Time for payment on a pro rata basis based on the aggregate NAV of the tendered Shares; or (ii) subject to available liquidity and board approval, extend the Offer and increase the number of Shares that we are offering to repurchase to an amount we believe is sufficient to accommodate all tendered Shares.
As of August 25, 2014, there were 29,842,056 Shares issued and outstanding and 2,093 Class M stockholders of record. The Shares do not currently trade on any established trading market.

2.	Procedures for Tendering Shares
If you would like us to purchase all or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) certified mail return receipt requested to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Attention: Stockholder Services. Please note that Letters of Transmittal delivered via facsimile, email, in-person, or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. The completed and executed Letter of Transmittal must be received by us before the Expiration Time.
To the extent you send your Letter of Transmittal via U.S. mail or you have not received confirmation of delivery prior to the Expiration Time, you should contact us to confirm receipt of your Letter of Transmittal by calling Stockholder Services at (855) 652-0277. The only acceptable methods of delivery of the Letter of Transmittal are those set forth above. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by us, in our sole discretion. We reserve the absolute right to reject any or all tenders determined by us not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Company, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. We shall not be obligated to give notice of any defects or irregularities in tenders, nor shall we incur any liability for failure to give such notice.

3.	Amount of Tenders
Class M stockholders may tender all of their Shares or a portion of their Shares defined as a specific dollar amount. A Class M stockholder will be able to tender his, her or its Shares to us for repurchase regardless of when the stockholder first purchased such Shares.

4.	Withdrawal Rights
Class M stockholders may withdraw Shares tendered at any time prior to the Expiration Time. We will not accept any Shares for payment prior to the Expiration Time. Stockholders may also withdraw Shares tendered at any time on or after October 4, 2014, if their Shares have not been accepted for payment prior to that time. To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this Offer to Purchase as Exhibit B (the “Withdrawal Letter”) and deliver it via (i) certified mail return receipt requested to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri, 64121-9165, Attention: Stockholder Services. Please note that Withdrawal Letters delivered via facsimile, email, in-person, or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you send your Withdrawal Letter via U.S. mail or you have not received confirmation of delivery prior to the Expiration Time, we suggest you contact us to confirm receipt of your Withdrawal Letter by calling Stockholder Services at (855) 652-0277. To be effective, your completed Withdrawal Letter must be received by us prior to the Expiration Time.
All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by us, in our sole discretion. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any withdrawal with respect to any particular Shares or any particular stockholder. Unless waived, any defects or irregularities in connection with withdrawals must be cured within such time as we shall determine. Withdrawals will not be deemed to have been made until the defects or irregularities have been cured or waived. We shall not be obligated to give notice of any defects or irregularities in withdrawals, nor shall we incur any liability for failure to give such notice. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered prior to the Expiration Time by following the procedures described in “The Offer-Procedures for Tendering Shares.”

5.	Repurchase and Payment
If we accept your Shares for repurchase, we will pay you $10.48 per Share in cash tendered and accepted, which equals our NAV per Class M share as of August 25, 2014 (the “Valuation Date”), subject to adjustment (See “The Offer-Price; Number of Shares; Expiration Time”). Stockholders tendering their Shares will remain stockholders with respect to the Shares tendered until such Shares are accepted for repurchase by us. Shares that we do not accept for purchase due to proration, will be returned to the tendering Stockholders at our expense, promptly after the Expiration Time.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the Expiration Time. The payment of the repurchase price for the Shares tendered will be made by transfer of the funds to the tendering stockholder’s account via wire transfer or sent to the stockholder in the form of a check via U.S. mail.
If more than $40 million of Shares are duly tendered prior the Expiration Time and proration is required as described under “The Offer-Price; Number of Shares; Expiration Time,” we will not pay for any Shares tendered until after the final proration has been completed. We will announce the final results of proration promptly following the Expiration Time.
We will pay all transfer taxes, if any, payable on the transfer to us of the Shares purchased pursuant to the Offer. If tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered stockholder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.
If your Shares are currently eligible for repurchase under the Company’s Share Repurchase Plan, you can tender them in this Offer.  If you do tender your Shares in this Offer, any Shares not purchased through this Offer will then be eligible for submission for repurchase under the Share Repurchase Plan ten (10) business days after the close of this Offer. If you do not tender your Shares in this Offer, you will be able to submit your Shares for repurchase pursuant to the Share Repurchase Plan ten (10) business days after the close of this Offer. As soon as reasonably practicable after the end of each business day, we post on our website and make available on our toll-free, automated telephone line our NAV for the Shares. Pursuant to the terms of the Share Repurchase Plan, any request for repurchase may be withdrawn prior to the time that it has been processed by calling the Company at (855) 652-0277.

6.	Calculation of NAV
Beginning on October 1, 2012, at the end of each day the New York Stock Exchange is open for unrestricted trading, before taking into consideration additional issuances of shares of common stock, repurchases or class-specific expense accruals for that day, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class's relative percentage of the previous aggregate NAV. Changes in our daily NAV reflect factors including, but not limited to, our portfolio income, interest expense and unrealized/realized gains (losses) on assets, and accruals for the advisory fees. The portfolio income is calculated and accrued on the basis of data extracted from (1) the annual budget for each property and at the company level, including organization and offering expenses incurred after October 1, 2012 and certain operating expenses, (2) material, unbudgeted non-recurring income and expense events such as capital expenditures, prepayment penalties, assumption fees, tenant buyouts, lease termination fees and tenant turnover with respect to our properties when LaSalle Investment Management, Inc. (the “Advisor”), becomes aware of such events and the relevant information is available and (3) material property acquisitions and dispositions occurring during the month. For the first month following a property acquisition, we calculate and accrue portfolio income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. On an ongoing basis, our Advisor adjusts the accruals to reflect actual operating results and to appropriately reflect the outstanding receivable, payable and other account balances resulting from the accumulation of daily accruals for which financial information is available. The daily accrual of portfolio income also includes reimbursements to our Advisor and dealer manager for organization and offering expenses incurred prior to October 1, 2012 and paid on our behalf, which we are now reimbursing over the 36 months following October 1, 2012. For the purpose of calculating our NAV, all organization and offering costs incurred after October 1, 2012 are recognized as expenses when incurred, and acquisition expenses with respect to each acquired property will be amortized on a daily basis over a five year period following the acquisition date.
Following the allocation of income and expenses as described above, NAV for each class is adjusted for additional issuances of common stock, repurchases and class specific expense accruals, such as the dealer manager fee and distribution fee, to determine the current day's NAV. Our share classes may have different expense accruals associated with the advisory fee we pay to our Advisor because the performance component of the advisory fee is calculated separately with respect to each class. At the close of business on the date that is one business day after each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay the distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class's NAV at the end of each trading day by the number of shares outstanding for that class on such day.

At the beginning of each calendar year, our Advisor develops a valuation plan with the objective of having each of our wholly owned properties valued each quarter by an appraisal. Newly acquired wholly owned properties are initially valued at cost and thereafter become subject to the quarterly appraisal cycle during the quarter following the first full calendar quarter in which we own the property.
The fair value of our wholly owned properties is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. Real estate appraisals are reported on a free and clear basis, excluding any property-level indebtedness that may be in place. We expect the primary methodology used to value properties will be the income approach, whereby value is derived by determining the present value of an asset's stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches.
Properties held through joint ventures are valued in a manner that is consistent with the guidelines described above for wholly owned properties. Once the value of a property held by the joint venture is determined by an independent appraisal, the value of our interest in the joint venture would then be determined by applying the distribution provisions of the applicable joint venture agreements to the value of the underlying property held by the joint venture.
Real estate-related assets that we own or may acquire include debt and equity interests backed principally by real estate, such as the common and preferred stock of publicly traded real estate companies, commercial mortgage-backed securities, mortgage loans and participations in mortgage loans (i.e. A-Notes and B-Notes) and mezzanine loans. In general, real estate-related assets are valued according to the procedures specified below upon acquisition or issuance and then quarterly, or in the case of liquid securities, daily, as applicable, thereafter.
Publicly traded debt and real estate-related equity securities (such as bonds and shares issued by listed REITs) that are not restricted as to salability or transferability are valued by our Advisor on the basis of publicly available information provided by third parties. Generally, the third parties will rely on the price of the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. Our Advisor may adjust the value of publicly traded debt and real estate-related equity securities that are restricted as to salability or transferability for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.
Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, are valued by our Advisor at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs) and thereafter will be revalued each quarter at fair value. In evaluating the fair value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers, broker-dealers or managers may be relied upon. Our board of directors may retain additional independent valuation firms to assist with the valuation of our private real estate-related assets.
Individual investments in private mortgages, mortgage participations and mezzanine loans are valued by our Advisor at our acquisition cost and may be revalued by our Advisor from time to time. Revaluations of mortgages reflect the changes in value of the underlying real estate, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates.
Liquid non-real estate-related assets include credit rated government and corporate debt securities, publicly traded equity securities and cash and cash equivalents. Liquid non-real estate-related assets are valued daily by our Advisor.

Our Advisor includes the value of our liabilities as part of our NAV calculation. Our liabilities include the fees payable to our Advisor and dealer manager, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities are valued at cost. Costs and expenses that relate to a particular loan will be amortized over the life of the loan. We allocate the financing costs and expenses incurred in connection with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan. Liabilities allocable to a specific class of shares are only included in the NAV calculation for that class. For non-recourse, property-level mortgages that exceed the value of the underlying property, we assume a value of zero for purposes of the property and the mortgage in the determination of our NAV.

7.	Historical Prices of Class M Shares
The following table presents the high and low of our NAV per Share during each quarter since the Shares have been outstanding:

Quarter Ended	High	Low
December 31, 2012	$10.25	$10.00
March 31, 2013	10.16	10.05
June 30, 2013	10.23	10.03
September 30, 2013	10.27	10.13
December 31, 2013	10.29	10.17
March 31, 2014	10.34	10.19
June 30, 2014	10.43	10.26

8.	Conditions of the Offer
We shall not be required to accept for payment or pay for any of the Shares tendered, may terminate or amend the Offer or may postpone the acceptance for payment of, or payment for, the Shares tendered if, (i) in the reasonable judgment of our board of directors, such purchases would impair our status as a REIT under the Internal Revenue Code, as amended (the “Code”); or (ii) on or after the date of this offer there is any:

•	legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting us;

•	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to us;

•	limitation imposed by federal or state authorities on the extension of credit by lending institutions;

•
commencement or material worsening of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States, which is material to us; or

•	other event or condition which would have a material adverse effect on us or our stockholders if Shares tendered pursuant to the Offer were purchased.
If we determine to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, we will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, we will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See “The Offer-Extension of Tender Period; Termination; Amendments.”

9.	Purpose of the Offer
We are a Maryland corporation and were incorporated on May 28, 2004. We were formed to acquire and manage a portfolio of real estate investments that is diversified both by property sector and geographic market. Our Shares are not, and are not expected to be, listed for trading on any securities exchange or over-the-counter market.
On September 27, 2012, all of the Company’s previously outstanding and undesignated shares of common stock were classified as Class E common stock, par value $0.01 per share (the “Class E Shares”). In addition, on October 1, 2012, the Company paid a stock dividend to holders of the Class E Shares consisting of a number of Class E Shares that caused the NAV per Class E Share to equal $10.00 on such date. On October 1, 2013, the Class E Shares automatically converted into Class M Shares (the “Converted M Shares”). These Converted M Shares become eligible for repurchase under the Company’s Share Repurchase Plan on October 1, 2014, one year after the date they converted to the new class of shares.

The majority of stockholders owning Class M shares are not currently eligible for the Company’s regular ongoing Share Repurchase Plan and were last offered liquidity via a similar tender offer two years ago in August 2012. At that time the Company repurchased $26.8 million in shares at the then current NAV per share of $9.76. This tender offer is being conducted to provide Class M stockholders an alternative liquidity option at full current NAV per share in advance of their eligibility for the Company’s Share Repurchase Plan later this year beginning in October.

The Share Repurchase Plan allows holders of shares of any of our five classes of stock to have their shares repurchased on a daily basis at a price based on that day’s NAV per share for the class of shares being repurchased, subject to certain limitations. The repurchase of Class A Shares, Class M Shares, Class A-I Shares, Class M-I Shares and Class D Shares is limited during any calendar quarter to shares whose aggregate value is 5% of the combined NAV of all classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, we limit repurchases under the Share Repurchase Plan to approximately 20% of our total NAV. In addition, until our total NAV has reached $600 million, repurchases of Class A Shares and Class M Shares, in the aggregate, are limited to 25% of the gross proceeds received by us from the commencement of the public and private offerings beginning on October 1, 2012 through the last day of the prior calendar quarter. Shares become eligible for repurchase under the Share Repurchase Plan one year after purchase or the date they converted to the new class of shares or sooner upon death or disability.
Shares will be repurchased under the Share Repurchase Plan only to the extent that (i) we have sufficient cash available, consistent with principles of prudent portfolio management, (ii) the offer is consistent with applicable REIT rules and federal securities laws and (iii) the offer would not require us to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

10.	Certain Effects of the Offer
If we repurchase Shares pursuant to the Offer, stockholders that do not tender their Shares will hold a higher proportionate interest in the Company than they otherwise would have if we did not conduct the Offer. Assuming the Offer is fully subscribed, the approximately 3,816,794 Shares that we are offering to purchase represent approximately 13% of the outstanding Shares and 8% of all of the total outstanding shares of common stock of the Company. Additionally, Class M stockholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future distributions by us from property operations or dispositions. The purchase price per Share payable by us to a tendering stockholder may be less than the total amount which might otherwise be received by the stockholder with respect to the Shares at a later date.
The purchase of the Shares pursuant to the Offer will also have the effect of decreasing our aggregate assets. A reduction in our aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by us are relatively fixed and may not decrease if assets decline. However, we believe that these risks will be reduced to the extent new shares are sold pursuant to public or private offerings.
Use of Securities Acquired
We currently intend to cancel and retire Shares purchased pursuant to the Offer. Such Shares will return to the status of authorized and unissued common stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.
Plans and Proposals
Except as described or incorporated by reference herein, or as may occur in the ordinary course of business, we have no plan to take any action that relates to or would result in any of the following:

an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;
any material change in our present dividend rate or policy, or indebtedness or capitalization of the Company;
any other change in our present board of directors or management;
any other material change in our corporate structure or business;
the Shares becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;
the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

11.	Source and Amount of Funds
We are offering to purchase up to $40 million in Shares, or 3,816,794 Shares, and approximately $10,000 of additional funds may be required to pay fees and expenses related to the Offer. We have sufficient cash and liquid assets to fund this Offer, and the cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Because we anticipate that the purchase price for any of our Shares acquired pursuant to the Offer will be derived from cash on hand, the Offer is not conditioned upon any financing arrangements; however, we may utilize a portion of our $40,000,000 revolving line of credit with Bank of America, N.A. to purchase some of the Shares. The line of credit was entered into on June 25, 2013 primarily as a working capital line, has a two year term, bears interest based on LIBOR plus a spread ranging from 1.50% to 2.75% depending on our consolidated leverage ratio and is secured by our ownership interests in ELPF Kendall, LLC and MIVPO LLC. We contemplate repaying any loan from the revolver out of working capital.

12.	Certain Information About the Company
We were incorporated under the laws of the State of Maryland on May 28, 2004 and have operated in a manner intended to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2004, when we first elected REIT status. We were formed to acquire and manage a portfolio of real estate investments that is diversified both by property sector and geographic market. As part of our investment strategy, we intend to acquire additional properties in the normal course of operations. As of June 30, 2014, we owned interests in 29 properties located in ten states and Canada with an investment amount of approximately $921.1 million.

Executive Officers and Directors of the Company
The names of our executive officers and directors are set forth below. The business address for each such person is: 200 East Randolph Drive, Chicago, Illinois 60601, and the telephone number for each such person is (312) 782-5800.

Name	Position
Lynn C. Thurber	Director, Chairman of the Board
C. Allan Swaringen	Chief Executive Officer and President
Gregory A. Falk	Chief Financial Officer
Gordon G. Repp	General Counsel and Secretary
Thomas F. McDevitt	Independent Director
Virginia G. Breen	Independent Director
Jonathan B. Bulkeley	Independent Director
William E. Sullivan	Independent Director
Jacques N. Gordon	Director
Jason B. Kern	Director
Beneficial Ownership of Shares by Directors and Executive Officers
The following table sets forth, as of the date of this memorandum, the beneficial ownership of our common stock for each director and executive officer, all directors and executive officers as a group and any person or group that holds more than 5% of any class of our common stock. No director or officer plans to tender their Shares pursuant to this Offer.

Name of Beneficial Owner	Number of Shares	Percent of All Shares
Directors and Executive Officers:
Virginia G. Breen (1)	3,121	< 1
Jonathan B. Bulkeley(1)	3,121	< 1
Jacques N. Gordon	—	—
Thomas F. McDevitt(1)	3,121	< 1
Jason B. Kern	—	—
William E. Sullivan(1)	3,000	< 1
Lynn C. Thurber(2)	1,997	< 1
C. Allan Swaringen (1)(3)	12,523	< 1
Gregory A. Falk (1)(3)	10,000	< 1
Gordon G. Repp(1)	2,000	< 1
All directors and executive officers as a group	38,883	< 1%
5% Stockholders:
Jones Lang LaSalle Incorporated(1)(4)	5,726,168	12.0%
Fay M. Slover Trust Under Will(2)	2,935,420	6.2%
_______________________
(1)    Owns Class M shares.
(2)    Owns Class A shares.

(3) Shares pledged as security.
(4) Jones Lang LaSalle Co-Investment, Inc. (“Co-Investment”) beneficially owned 3,731 Shares. Mr. Repp, General Counsel and Secretary of the Company, is an officer of Co-Investment. Co-Investment does not intend to tender any Shares in the Offer. LIC Solstice beneficially owns 5,125,389 Shares. Messrs. Swaringen and Repp are officers of LIC Solstice. LIC Solstice’s address is 200 East Randolph Drive, Suite 4400, Chicago, Illinois 60601. LIC Solstice does not intend to tender any Shares in the Offer.
Ownership by Our Sponsor and its Affiliates
Jones Lang LaSalle and its affiliates own an aggregate of 5,726,168 Class M shares for which they have contributed to us an aggregate of $60.2 million. In consideration for the issuance of these shares, $10 million was contributed in connection with our initial capitalization, $200,000 was contributed in November 2011, and $50 million was contributed on August 8, 2012. Each of the foregoing purchases was made at a price equal to the most recently reported NAV per share as of the purchase date. The $50 million in shares purchased on August 8, 2012 by LIC Solstice, an affiliate of our Advisor, will not be eligible for repurchase pursuant to our Share Repurchase Plan for a period of five years after the date of purchase. Pursuant to an agreement between the Company and LIC Solstice, dated August 8, 2012, LIC Solstice may, at its option, request pursuant to our Share Repurchase Plan that we repurchase (1) up to three-fifths of its Class M shares beginning on or after August 8, 2017, the fifth anniversary of the purchase date, and (2) up to an additional one-fifth of its Class M shares beginning on or after August 8, 2019, the seventh anniversary of the purchase date, in each case at a price equal to the then-current NAV per Class M share on the repurchase date. For so long as we are externally managed and advised by our Advisor or an affiliate of our sponsor, LIC Solstice has agreed pursuant to that same agreement that it or another affiliate of our sponsor will not, without our prior written consent, submit any request for the repurchase of any Class M shares on the purchase date or sell, transfer, pledge, assign or otherwise dispose of such shares to any person or entity, other than to a subsidiary, parent company or company under common control with LIC Solstice, to the extent that any such repurchase, sale, transfer, assignment or disposition would cause LIC Solstice to be the beneficial owner (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of less than 1/5th of the Class M shares issued on the purchase date. The other Class M shares held by affiliates of Jones Lang LaSalle will be eligible for repurchase pursuant to our Share Repurchase Plan after they satisfied the applicable one-year holding period thereunder. Any shares held by affiliates of Jones Lang LaSalle are subject to certain voting restrictions and will not be included in determining the requisite percentage in interest of shares necessary to approve a matter regarding the removal of any of them or any transaction between them and us.
In the event that our Advisor or its affiliate is terminated other than for cause as defined in the advisory agreement, Jones Lang LaSalle, our Advisor and any of its affiliates owning shares of our common stock, may require us to repurchase all or any portion of their shares at a price equal to NAV per share of the class to be repurchased as of the repurchase date. To the extent that our board of directors determines that we do not have sufficient cash on hand and other assets available that can be readily liquidated to pay the full price for any such repurchase in cash at the time of repurchase, we may issue an interest-bearing promissory note for the balance of the repurchase price. LaSalle U.S. Holdings, Inc., or LUSHI, has agreed that LUSHI will maintain an investment of at least $10 million in us at all times that LaSalle serves as our advisor, provided that in the event the advisory agreement is terminated for any reason, LUSHI or its permitted successor or assigns may require us to repurchase all or any portion of its shares at a price equal to NAV per share of the class to be repurchased as of the repurchase date. In addition, at any time after December 23, 2014, LUSHI or its permitted successors or assigns may require us to repurchase all or any portion of its shares at a price equal to NAV per share of the class to be repurchased as of the repurchase date.
Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, subject to community property laws where applicable and except as noted otherwise, LUSHI and LIC Solstice have sole voting and investment power with respect to all the Shares they beneficially own.

Securities Transactions
During the 60 days ended August 25, 2014, we sold an aggregate of 391,193 shares of Class M common stock for $4,064,000. In addition, on August 1, 2014, the Company issued 29,509 Shares pursuant to its dividend reinvestment plan ("DRIP"). The Class M common stock was sold pursuant to the terms of the Registration Statement at a price equal to the NAV per Share on the sale date. During this time we also repurchased an aggregate of 57,952 shares of Class M common stock for $605,303 pursuant to our Share Repurchase Plan at a price equal to the daily NAV per Share on the repurchase date. Other than the continuous offering, Share Repurchase Plan and DRIP, there were no transactions in the Shares in the past 60 days.
There have been no other any transactions involving the Shares that were effected during the past 60 business days by us, by any of our executive officers or directors, by any person controlling us, by any executive officer or director of any corporation ultimately in control of us or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, other than as described or incorporated by reference herein.
As of August 25, 2014, there were 29,842,056 Shares outstanding. Assuming the Offer is fully subscribed, 26,025,262 Shares will be outstanding after the Offer is completed.
Incorporation by Reference
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Offer, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except to the extent that any such filing or the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

Our Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 6, 2014;
Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed on May 8, 2014;
Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 filed on August 7, 2014;
Our Current Reports on Form 8-K filed on May 12, 2014, June 9, 2014, June 16, 2014, June 17, 2014, July 2, 2014, July 9, 2014, July 28, 2014, August 7, 2014, August 12, 2014 and August 25, 2014; and
Our Definitive Proxy Statement on Schedule 14A filed on March 27, 2014.
Any statement contained in any document incorporated by reference in this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the Offer. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer.

13.	Additional Information
We have filed an issuer tender offer statement on Schedule TO with the SEC that includes certain additional information relating to the Offer. We intend to supplement and amend the Schedule TO to the extent required to reflect information we may subsequently file with the SEC. Such material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that contains our Schedule TO, reports and other information about us, including our annual, quarterly and current reports, proxy statements and other SEC filings. You may also obtain a copy of our Schedule TO or a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents that are not specifically incorporated by reference herein, free of charge by contacting us at the address or telephone number set forth on the first page of this Offer to Purchase.

14.	Certain Federal Income Tax Consequences
To ensure compliance with Internal Revenue Service Circular 230, stockholders are hereby notified that any discussion of tax matters set forth herein was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each stockholder is encouraged to seek advice on such stockholder’s particular circumstances from an independent tax advisor.
The following discussion is a general summary of the federal income tax consequences of a sale of Shares pursuant to the Offer. It does not contain any discussion of state, local or non-U.S. tax consequences. You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.
This summary is based upon the Code, the Treasury Regulations, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
This summary of certain federal income tax consequences applies to you only if you hold Shares as a “capital asset” (generally, property held for investment). Special rules not discussed here may apply to you if you are a broker‑dealer or a dealer in securities or currencies, an S corporation, a partnership or other pass-through entity, a bank, thrift or other financial institution, a regulated investment company or a REIT, an insurance company, a tax-exempt organization, a person that is not a U.S. stockholder as defined below, subject to the alternative minimum tax provisions of the Code, holding Shares as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction, holding Shares through a partnership or other pass-through entity, or a U.S. person whose “functional currency” is not the U.S. dollar. If a partnership, including any entity that is treated as a partnership for federal tax purposes, holds Shares, the federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of tendering Shares held by the partnership.
This summary is for general information purposes only and is not tax advice. You are advised to consult your tax advisor regarding the federal, state, local and non-U.S. tax consequences of tendering Shares.
The balance of this summary applies only to U.S. stockholders that are not tax-exempt organizations. For these purposes, a U.S. stockholder is a beneficial owner of Shares that for federal income tax purposes is a citizen or resident of the United States, a corporation (including an entity treated as a corporation for federal tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the

District of Columbia), an estate, the income of which is subject to federal income taxation regardless of its source, or a trust if either a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a U.S. person.
A U.S. stockholder’s sale of Shares pursuant to the Offer will be treated as a taxable sale or exchange if such sale (1) is “substantially disproportionate” with respect to the U.S. stockholder, (2) results in a “complete termination” of the U.S. stockholder’s interest in Shares or (3) is “not essentially equivalent to a dividend” with respect to the U.S. stockholder, all within the meaning of applicable provisions of the Code. In determining whether any of these tests have been met, Shares considered to be owned by a U.S. stockholder by reason of certain constructive ownership rules, as well as shares actually owned, must generally be taken into account. U.S. stockholders are encouraged to consult with their own tax advisors regarding whether Shares of such U.S. stockholder accepted pursuant to the Offer will be treated as sold or exchanged for federal income tax purposes.
If the receipt of cash by a U.S. stockholder in exchange for the tender of Shares pursuant to the Offer meets any of the above three tests, the U.S. stockholder will recognize capital gain or loss equal to the difference between (1) the amount of cash received by the U.S. stockholder for such Shares and (2) the U.S. stockholder’s “adjusted tax basis” for such Shares at the time of the sale. Generally, a U.S. stockholder’s adjusted tax basis for the Shares will be equal to the cost of the Shares to the U.S. stockholder, reduced by the portion of all prior distributions with respect to such U.S. stockholder’s Shares that were not treated as dividends for federal income tax purposes (i.e., return of capital distributions). This gain or loss will be characterized as long-term capital gain or loss if the U.S. stockholder held the Shares that were sold for more than one year as of the date we are treated as purchasing the Shares. A U.S. stockholder’s ability to deduct capital losses may be limited. A U.S. stockholder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction) we purchase from the U.S. stockholder under the Offer.
An exchange of Shares that does not qualify as a sale or exchange under the tests described above will be treated as a distribution with respect to Shares that is taxed in the same manner as regular distributions (i.e., ordinary dividend income to the extent paid out of current or accumulated earnings and profits unless properly designated as a capital gain dividend).
Provided that no tendering stockholder is treated as receiving a dividend as a result of the Offer, stockholders whose percentage ownership of our Company increases as a result of the Offer will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering stockholder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of our Company increases as a result of the tender, including stockholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution in the amount of the increase in their percentage ownership of our Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations.
Information returns will generally be filed with the IRS in connection with of the gross proceeds payable to a stockholder pursuant to the Offer. We will rely on information previously provided by you in order to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to our transfer agent, a U.S. stockholder will be subject to backup withholding on these payments. If you have not previously provided this information or wish to change previously provided information, you must submit to our transfer agent a completed Form W-9 (or substitute form), which can be obtained from our transfer agent or from www.irs.gov. Certain stockholders (including, among others, all corporations and certain non-U.S. foreign individuals who provide an IRS Form W-8BEN) are not subject to these backup withholding and reporting requirements. The amount of any backup withholding from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle the U.S. stockholder to a refund.

Effective January 1, 2011, new federal income tax information reporting rules require “cost basis” for Shares involved in certain transactions to be reported to stockholders and the IRS. These rules generally apply to all Shares purchased on or after January 1, 2011 (2012 in the case of shares acquired in connection with a “distribution reinvestment plan”). More specifically, upon the transfer or redemption of any Shares subject to the new reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the holder and to the IRS on Form 1099-B.
In connection with the transfer of Shares pursuant to this Offer, stockholders may identify by lot the Shares that are purchased, but stockholders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. Holders should consult their tax advisors regarding the consequences of the new information reporting rules.

15.	Extension of Tender Period; Termination; Amendments
We reserve the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time and will disclose the approximate number of relevant Shares tendered as of that date. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. We also reserve the right, at any time and from time to time up to and including the Expiration Time, to (i) terminate the Offer in accordance with the conditions specified in “The Offer-Conditions of the Offer” and not purchase or pay for any Shares, and (ii) amend the Offer in any respect, including but not limited to, amending the number of Shares subject to the Offer. If a material change is made to the terms of the Offer, including in the event of an adjustment to the purchase price (See “The Offer-Price; Number of Shares; Expiration Time”), we will promptly make a public announcement of any such change and extend the Offer if necessary. Without limiting the manner in which we may choose to make a public announcement of an extension, termination or amendment of the Offer, except as provided by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release.
In the event of an adjustment to the purchase price, this Offer may be extended to comply with the requirements of the relevant tender offer rules. This will ensure that holders of Shares will have an opportunity to either tender their Shares or withdraw their previously tendered Shares following the announcement of the adjusted purchase price.

16.	Miscellaneous
The Offer is not being made to, nor will tenders be accepted from, Class M stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, we reserve the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe such exclusion is permissible under applicable laws and regulations, provided we make a good faith effort to comply with any state law deemed applicable to the Offer.
No persons have been employed, retained or are to be compensated by us to make solicitations or recommendations in connection with the Offer.
Stockholders will not be required to pay any fees or commissions in connection with the tender and repurchase of their Shares.
Neither we nor our board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering its Shares. Stockholders must make their own decisions whether to tender their Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained or incorporated by reference herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by us.